Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated October 28, 2011, with respect to the consolidated balance sheets of The Shaw Group Inc. and subsidiaries as of August 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2011, and the effectiveness of internal control over financial reporting of The Shaw Group Inc. and subsidiaries as of August 31, 2011, which reports appear in the Form 10-K of The Shaw Group Inc. dated October 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Baton Rouge, Louisiana

September 13, 2012